EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine Months Ended September 30,	Year Ended December 31
	2010	2009	2008	2007	2006	2005
Earnings available for fixed charges:
Income from continuing operations
before income taxes and noncontrolling interest	$1,745	$1,682	$3,849	$3,447	$3,186	$1,985
Add:
Distributed earnings from equity in
unconsolidated affiliates	7	17	30	43	28	34
Fixed charges	285	361	232	222	238	260
Subtotal	2,037	2,060	4,111	3,712	3,452	2,279
Less:
Equity in earnings of unconsolidated
affiliates	13	16	50	57	65	42
Total earnings available for fixed charges	$2,024	$2,044	$4,061	$3,655	$3,387	$2,237

Fixed charges:
Interest expense	$237	$297	$167	$168	$179	$208
Rental expense representative of interest	48	64	65	54	59	52
Total fixed charges	$285	$361	$232	$222	$238	$260

Ratio of earnings to fixed charges	7.1	5.7	17.5	16.5	14.2	8.6